Exhibit 99.2

Update to Indonesian Banking Regulation Disclosure

The following updates the disclosure in “Item 4. Information on the Company—B. Business Overview—Regulation—Indonesia—Regulation on Banking” in Sea Limited’s Annual Report on Form 20-F for the year ended December 31, 2020. The updates are solely to correct the IDR numbers in the previous disclosures which stated IDR trillion as IDR billion and to correct the corresponding US$ numbers.

Regulations on Banking

Banking in Indonesia is regulated under Law No. 7 of 1992 regarding Banking issued on March 25, 1992, as amended by Law No. 10 of 1998, or the Banking Law. The Banking Law governs banks’ types and businesses, licensing, legal form and ownership, management structure, and bank secrecy. The implementing regulations of the Banking Law, the Financial Services Authority Regulation No. 6/POJK.03/2016 TAHUN 2016 on Business Activities and Branch Offices Based on Core Capital of Banks, as amended by the Financial Services Authority No. 17/POJK.03/2018 TAHUN 2018, divide banks into four categories called “Buku” namely: (i) Buku 1 banks with core capital less than IDR1 trillion (US$70.9 million), (ii) Buku 2 banks with core capital between IDR1 trillion (US$70.9 million) to less than IDR5 trillion (US$354.5 million), (iii) Buku 3 banks with core capital between IDR5 trillion (US$354.5 million) to less than IDR30 trillion (US$2.1 billion), and (iv) Buku 4 banks with core capital at least IDR30 trillion (US$2.1 billion). However, in 2020, the Financial Services Authority issued Regulation No. 12/POJK.03/2020 TAHUN 2020 on Consolidation of Commercial Banks which requires all banks to fulfill a minimum core capital of at least IDR3 trillion (US$212.7 million) by December 31, 2022.

Our bank in Indonesia is currently categorized as a Buku 2 bank which allows us to engage in Rupiah and foreign currency banking activities, including agency activities and cooperation, payment systems and electronic banking, capital participation in Indonesian financial institutions and temporary capital participation for credit rescue.